Exhibit 99(j) (1) (b)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 23 to Registration Statement No. 333-111986 on Form N-1A of our report dated July 30, 2008, relating to the financial statements and financial highlights of Access Capital Strategies Community Investment Fund, Inc. (to be renamed Access Capital Community Investment Fund) (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended May 31, 2008, and to the references to us under the headings “Financial Highlights” in the Prospectus, and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are also part of such Registration Statement. We also consent to the reference to us as “experts” under the heading “Financial Statements” in the Statement of Additional Information.

/s/ Deloitte & Touche LLP

Princeton, New Jersey

July 30, 2008